

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

May 26, 2010

Jerry Pascucci
President & Director
Diversified Multi-Advisor Futures Fund L.P. II
55 East 59th Street – 10th Floor
New York, New York 10022

      Re: Diversified Multi-Advisor Futures Fund L.P. II
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 31, 2009
      File No. 000-22491

Dear Mr. Pacucci:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Sonia Gupta Barros
                      Special Counsel

cc: Rita M. Molesworth, Esq. (*via facsimile*)